Exhibit (d)(2)(vi)

Natixis Vaughan Nelson Select Fund ETF

Amendment to the Sub-Advisory Agreement

(Vaughan Nelson Investment Management, L.P.)

July 1, 2021

Pursuant to Section 11 of the Sub-Advisory Agreement (the “Agreement”) dated September 17, 2020, among Natixis ETF Trust II, a Massachusetts business trust (the “Trust”), with respect to its Natixis Vaughan Nelson Select ETF series (the “Series”), Natixis Advisors, L.P., a Delaware limited partnership (the “Manager”), and Vaughan Nelson Investment Management, L.P., a Delaware limited partnership (the “Sub- Adviser”), the Agreement is hereby amended by deleting Section 7 and replacing it with the following:

7. Compensation of the Sub-Adviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Sub- Adviser shall be paid at the annual rate of 0.47% (or such lesser amount as the Sub- Adviser may from time to time agree to receive). Such compensation shall be paid by the Trust (except to the extent that the Trust, the Sub-Adviser and the Manager otherwise agree in writing from time to time). Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Advisory Agreement.

NATIXIS ADVISORS, L.P.
By: Natixis Distribution Corporation, its general partner

By:	/s/ Russell Kane
Name:	Russell Kane
Title:	Executive Vice President, General Counsel, Secretary and Clerk

VAUGHAN NELSON INVESTMENT MANAGEMENT, L.P.
By: Vaughan Nelson Investment Management, Inc., its general partner

By:	/s/ Richard Faig
Name:	Richard Faig
Title:	Chief Compliance Officer

NATIXIS ETF TRUST II
On behalf of its Natixis Vaughan Nelson Select ETF series

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer